UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES PRIVATE EXCHANGE OFFERS FOR SEVEN SERIES OF

NOTES AND RELATED TENDER OFFERS OPEN TO CERTAIN INVESTORS

RIO DE JANEIRO, BRAZIL – September 9, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), has commenced two concurrent liability management transactions to purchase or exchange, as applicable, seven series of PGF’s outstanding notes (the “Offers”).

The Offers will expire at 5:00 p.m. (New York City time) on September 13, 2019 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes of the series listed in the table below (the “Old Notes”) tendered for purchase or exchange may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on September 13, 2019 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), but not thereafter, unless extended by PGF. The settlement date with respect to an Offer will be promptly following the applicable Expiration Date and is expected to be September 18, 2019 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Settlement Date”).

Exchange Offers

The first Offer consists of seven separate private offers to exchange (the “Exchange Offers”) any and all of the outstanding series of Old Notes for newly issued debt securities of PGF due 2030 (the “New Notes”) and cash (the “Cash Amount” and, together with the New Notes to be issued in the Exchange Offers, the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the offering memorandum, dated September 9, 2019, the related eligibility letter (the “Eligibility Letter”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” together with the Offering Memorandum and the Eligibility Letter, the “Exchange Offer Documents”).

Only holders who have returned a duly completed Eligibility Letter certifying that they are either (1) “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”) or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States that are qualified offerees in other jurisdictions are authorized to receive the Offering Memorandum and to participate in the Exchange Offers (“Eligible Holders”).

The following table sets forth the Old Notes subject to the Exchange Offers, as well as certain terms relating to the Exchange Offers, including the hypothetical exchange consideration and acceptance priority levels (the “Acceptance Priority Levels”) in connection with the Complete Exchange Condition (as defined below):

CUSIP / ISIN Numbers	Title of Security	Acceptance Priority Level	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)		Composition of Hypothetical Exchange Consideration per U.S.$1,000 Principal Amount of Old Notes
							Hypothetical Exchange Consideration(1)	Hypothetical Cash Amount (2)	Hypothetical New Notes Amount (3)
71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	1	U.S.$1,500,414,000	1.250% due August 31, 2024	FIT1	+140	U.S.$1,053.96	U.S.$526.98	U.S.$526.98
71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	2	U.S.$1,984,522,000	1.250% due August 31, 2024	FIT1	+173	U.S.$1,129.24	U.S.$564.62	U.S.$564.62
71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	3	U.S.$2,661,378,000	1.250% due August 31, 2024	FIT1	+178	U.S.$1,102.68	U.S.$551.34	U.S.$551.34
71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	4	U.S.$2,962,000,000	1.625% due August 15, 2029	FIT1	+243	U.S.$1,277.73	U.S.$638.86	U.S.$638.87
71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	5	U.S.$3,391,069,000	1.625% due August 15, 2029	FIT1	+249	U.S.$1,209.59	U.S.$604.79	U.S.$604.80
71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	6	U.S.$4,790,114,000	1.625% due August 15, 2029	FIT1	+269	U.S.$1,122.96	U.S.$336.89	U.S.$786.07
71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	7	U.S.$2,623,099,000	1.625% due August 15, 2029	FIT1	+281	U.S.$1,106.13	U.S.$331.84	U.S.$774.29

(1)

Per U.S.$1,000 principal amount of Old Notes validly tendered and accepted for exchange, based on the fixed spread for the applicable series of Old Notes, plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on September 6, 2019. The information related to consideration provided in the above table is for illustrative purposes only. We make no representation with respect to the actual consideration that may be paid in connection with the Exchange Offers, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference U.S. Treasury Security as of 2:00 p.m. (New York City time) on September 13, 2019 (such date and time with respect to an Exchange Offer, as it may be extended with respect to such Exchange Offer, the “Price Determination Date”). The actual Exchange Consideration for each series of Old Notes will be based on the fixed spread for the applicable series of Old Notes, plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on the Price Determination Date. The applicable Exchange Consideration does not include accrued and unpaid interest on the Old Notes accepted for exchange (the “Accrued Coupon Payment”), which is payable in cash in addition to the applicable Exchange Consideration.

(2)

With respect to each series of Old Notes in Acceptance Priority Levels 1 through 5, the Cash Amount payable as part of the applicable Exchange Consideration will be equal to 50% of the applicable Exchange Consideration. With respect to each series of Old Notes in Acceptance Priority Levels 6 and 7, the Cash Amount will be equal to 30% of the applicable Exchange Consideration.

(3)

Payable in principal amount of New Notes per each U.S.$1,000 principal amount of the specified series of Old Notes validly tendered and accepted for exchange. With respect to each series of Old Notes in Acceptance Priority Levels 1 through 5, the principal amount of New Notes to be issued and delivered as part of the applicable Exchange Consideration will be equal to 50% of the applicable Exchange Consideration. With respect to each series of Old Notes in Acceptance Priority Levels 6 and 7, the principal amount of New Notes to be issued and delivered as part of the applicable Exchange Consideration will be equal to 70% of the applicable Exchange Consideration.

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender and who do not validly withdraw Old Notes at or prior to the applicable Expiration Date, or at or prior to 5:00 p.m. (New York City time) on the second business day after the applicable Expiration Date pursuant to guaranteed delivery procedures (the “Guaranteed Delivery Date”), and whose Old Notes are accepted for exchange by PGF, will receive the applicable Exchange Consideration.

PGF will not complete the Exchange Offers if the aggregate principal amount of New Notes to be issued in the Exchange Offers would be less than U.S.$1.0 billion.

PGF’s obligation to complete an Exchange Offer with respect to a particular series of Old Notes is conditioned on the aggregate Cash Amount payable for all Old Notes validly tendered in the Exchange Offers not exceeding U.S.$3.0 billion (the “Maximum Cash Amount”), and on the Maximum Cash Amount being sufficient to pay the aggregate Cash Amount for all validly tendered Old Notes of such series (after paying the applicable Cash Amount for all validly tendered Old Notes having a higher Acceptance Priority Level) (the “Complete Exchange Condition”). For purposes of determining whether the Complete Exchange Condition is satisfied, PGF will assume that all Old Notes tendered pursuant to the guaranteed delivery procedures will be duly delivered at or prior the Guaranteed Delivery Date and PGF will not subsequently adjust the acceptance of Old Notes in accordance with the Acceptance Priority Levels if any such Old Notes are not so delivered.

The Old Notes accepted for exchange in the Exchange Offers will be accepted in accordance with their Acceptance Priority Levels (with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level). PGF will accept in the Exchange Offers all Old Notes of each series tendered in accordance with the applicable Acceptance Priority Level, so long as the Maximum Cash Amount is equal to or greater than the sum of the aggregate Cash Amount for all tendered Old Notes of such series, plus the aggregate Cash Amount for all tendered Old Notes of each series having a higher Acceptance Priority Level. All Old Notes of a series validly tendered having a higher Acceptance Priority Level will be accepted before any Old Notes having a lower Acceptance Priority Level are accepted.

PGF’s obligation to accept any series of Old Notes tendered in the Exchange Offers is also subject to the satisfaction of certain customary conditions, including the consummation of the Cash Offers described below (which condition is not waivable).

PGF reserves the right, subject to applicable law, to waive any and all conditions to any Exchange Offer (other than conditions described as non-waivable).

The coupon for the New Notes will be determined on the Price Determination Date. The New Notes are expected to mature on January 15, 2030 and will bear interest at a rate per annum (the “New Notes Coupon”), which will be equal to the sum of (a) the yield of the 1.625% U.S. Treasury Security due 2029 (the “New Notes Reference Security”), as calculated by the Dealer Managers (as defined below) in accordance with standard market practice, that equates to the bid- side price of the New Notes Reference Security appearing at the Price Determination Date on the Bloomberg Reference Page FIT1, or any other recognized quotation source selected by the Dealer Managers in their sole discretion if such quotation report is not available or manifestly erroneous, plus (b) 322 basis points, such sum rounded to the third decimal place when expressed as a percentage.

Promptly after 2:00 p.m. (New York City time) on the Price Determination Date, PGF will issue a press release specifying the actual Exchange Consideration for each series of Old Notes, as well as the New Notes Coupon.

If and when issued, the New Notes will not be registered under the Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF will enter into a registration rights agreement with respect to the New Notes.

Global Bondholder Services Corporation will act as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: https://gbsc-usa.com/eligibility/Petrobras.

Cash Offers

The second Offer consists of seven separate offers to purchase for cash (the “Cash Offers”) any and all of each series of Old Notes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2019 (the “Offer to Purchase” and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”).

Holders who are either (i) QIBs within the meaning of Rule 144A under the Securities Act or (ii) non-U.S. persons (as defined in Rule 902 under the Securities Act) located outside the United States within the meaning of Regulation S under the Securities Act, are not permitted to participate in the Cash Offers. All other holders of Old Notes are eligible to participate in the Cash Offers (such other holders, the “Retail Holders”). Holders participating in the Cash Offers are required to certify that they are Retail Holders. Eligible Holders are not Retail Holders, and therefore not eligible to participate in the Cash Offers.

The following table sets forth the Old Notes subject to the Cash Offers, as well as certain terms relating to the Cash Offers, including the hypothetical tender consideration and the Acceptance Priority Levels in connection with the Complete Purchase Condition (as defined below):

CUSIP/ISIN Number	Title of Security	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasure Security	Bloomberg Reference Page	Fixed Spread (basis points)	Hypothetical Tender Consideration(1)
71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	1	1.250% due August 31, 2024	FIT1	+140	U.S.$1,053.96
71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	2	1.250% due August 31, 2024	FIT1	+173	U.S.$1,129.24
71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	3	1.250% due August 31, 2024	FIT1	+178	U.S.$1,102.68
71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	4	1.625% due August 15, 2029	FIT1	+243	U.S.$1,277.73
71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	5	1.625% due August 15, 2029	FIT1	+249	U.S.$1,209.59
71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes due January 2028	U.S.$4,790,114,000	6	1.625% due August 15, 2029	FIT1	+269	U.S.$1,122.96
71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	7	1.625% due August 15, 2029	FIT1	+281	U.S.$1,106.13

(1)

Per U.S.$1,000 principal amount of Old Notes validly tendered and accepted for exchange, based on the fixed spread for the applicable series of Old Notes plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on September 6, 2019. The information related to consideration provided in the above table is for illustrative purposes only. We make no representation with respect to the actual consideration that may be paid in connection with the Cash Offers, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference U.S. Treasury Security as of 2:00 p.m. (New York City time) on the Price Determination Date. The actual consideration payable in the Cash Offers (the “Tender Consideration”) for each series of Old Notes will be based on the fixed spread for the applicable series of Old Notes, plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on the Price Determination Date. The applicable Tender Consideration does not include Accrued Coupon Payment with respect to Old Notes accepted for purchase, which is payable in cash in addition to the applicable Tender Consideration.

Upon the terms and subject to the conditions set forth in the Cash Offer Documents, Retail Holders who (i) validly tender and do not validly withdraw Old Notes at or prior to the applicable Expiration Date or (ii) deliver a properly completed and duly executed notice of guaranteed delivery and all other required documents at or prior to the applicable Expiration Date and tender their Old Notes at or prior to the Guaranteed Delivery Date, and whose Old Notes are accepted for purchase by us, will receive the applicable Tender Consideration for each U.S.$1,000 principal amount of such Old Notes. The Tender Consideration will be payable in cash.

PGF’s obligation to complete a Cash Offer with respect to a particular series of Old Notes is conditioned on the aggregate Tender Consideration payable for all Old Notes validly tendered in the Cash Offers not exceeding U.S.$500.0 million (the “Maximum Consideration”), and on the Maximum Consideration being sufficient to pay the aggregate Tender Consideration for all Old Notes of such series (after paying the Tender Consideration for all validly tendered Old Notes having a higher acceptance priority level as set forth in the above table) (the “Complete Purchase Condition”). For purposes of determining whether the Complete Purchase Condition is satisfied, PGF will assume that all Old Notes tendered pursuant to the guaranteed delivery procedures will be duly delivered at or prior the Guaranteed Delivery Date and PGF will not subsequently adjust the acceptance of Old Notes in accordance with the Acceptance Priority Levels if any such Old Notes are not so delivered.

The Old Notes accepted for purchase in the Cash Offers will be accepted in accordance with their Acceptance Priority Levels (with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level). PGF will accept in the Cash Offers all Old Notes of each series tendered in accordance with the applicable Acceptance Priority Level, so long as the Maximum Consideration is equal to or greater than the sum of the aggregate Tender Consideration payable for all validly tendered Old Notes of such series, plus the aggregate Tender Consideration payable for all validly tendered Old Notes of each series having a higher Acceptance Priority Level. All Old Notes of a series validly tendered having a higher Acceptance Priority Level will be accepted before any Old Notes having a lower Acceptance Priority Level are accepted.

PGF’s obligation to accept any series of Old Notes tendered in the Cash Offers is also subject to the satisfaction of certain customary conditions, including the consummation of the Exchange Offers (which condition is not waivable).

PGF reserves the right, subject to applicable law, to waive any and all conditions to any Cash Offer (other than conditions described as non-waivable).

Promptly after 2:00 p.m. (New York City time) on the Price Determination Date, PGF will issue a press release specifying the actual Tender Consideration for each series of Old Notes.

Global Bondholder Services Corporation will also act as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers or for additional copies of the Cash Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers. The Cash Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

####

PGF has engaged Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. (collectively, the “Dealer Managers”), to act as dealer managers with respect to the Offers.

If PGF terminates any Offer with respect to one or more series of Old Notes, it will give prompt notice to the Tender Agent and Exchange Agent and all Old Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Old Notes blocked in the Depository Trust Company (DTC) will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers, before the deadlines specified herein and in the Exchange Offer Documents or the Cash Offer Documents, as applicable. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Exchange Offer Documents or the Cash Offer Documents, as applicable.

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offers are being made solely pursuant to the Exchange Offer Documents and the Cash Offers are being made solely pursuant to the Cash Offer Documents. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

####

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate Finance & Treasury